October 17, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Naked Brand Group Inc.
File No. 333-213965
Registration Statement on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Naked Brand Group Inc., or the Company, requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-213965) be accelerated to 3 p.m. on Wednesday, October 19, 2016, or as soon thereafter as practicable.

Sincerely,

NAKED BRAND GROUP INC.

By:	/s/ Joel Primus
Joel Primus
President